Exhibit 1.01
Conflict Minerals Report
Embecta Corp. has included this Conflict Minerals Report as an exhibit to its Form SD for 2023, as contemplated by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 28, 2024.
The term “Embecta,” “we,” “us” and “our” refer to Embecta Corp. and its consolidated subsidiaries for or at the end of 2023. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, without regard to the location of origin of the minerals or derivative metals. The “Conflict Affected Region” is defined as the Democratic Republic of the Congo and its adjacent countries, which include Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.
Overview
Embecta, formerly part of BD (Becton, Dickinson and Company), is one of the largest pure-play diabetes care companies in the world. Empowered by nearly 100 years of innovation, Embecta is singularly focused on improving the lives of people living with diabetes. Embecta is the leading producer of diabetes injection devices, manufacturing around 8 billion annually for an estimated 30 million patients. Through its approximately 2,000 employees around the world, Embecta is working to advance the standard of care in insulin delivery through strong community partnerships, innovative technology and comprehensive care resources. Embecta is subject to the Conflict Minerals Rule because, for 2023, certain of the raw materials and components contained in some of the products that we manufactured or contracted to manufacture contained 3TG that were necessary to the functionality or production of the products. Many of the raw materials and components contained in our products do not contain any 3TG.
We do not directly source 3TG from mines, smelters, or refiners, and we believe that we are many levels removed from these market participants.
Reasonable Country of Origin Inquiry; Smelter and Refiner and Country of Origin Information
As required by the Conflict Minerals Rule, for 2023, a “reasonable country of origin inquiry” was conducted. The outreach included 8 suppliers (the “Suppliers”) that were identified through internal scoping processes as having provided, or that we believe may have provided, us with raw materials or components that contain 3TG. Suppliers representing 100% of Embecta’s in-scope spend responded to Embecta’s reasonable country of origin inquiry.
For 2023, our Suppliers identified 26 smelters and refiners as described in the Table 1. Smelter summary. Smelters and refiners are sorted by mineral and risk level, as potentially having processed the necessary 3TG contained in our in-scope products. The names of the identified smelters and refiners are listed in Appendix A. The origin of only a portion (if any) of the necessary Conflict Minerals contained in each of our in-scope products was determined.

	Covered Country Sourced[1]	Non- Covered Countries Only	100% Recycled Or Scrap	Other Source Country				Total Smelters
Metal	RMAP Conformant[2]	RMAP Conformant		RMAP Conformant	RMAP Active	Non-Conformant	On Smelter Look-up Tab Only
Gold	0	12	1	0	0	0	0	13
Tantalum	0	0	0	0	0	0	0	0
Tin	4	9	0	0	0	0	0	13
Tungsten	0	0	0	0	0	0	0	0
Total	4	21	1	0	0	0	0	26
Table 1. Smelter summary

Based on the results of our reasonable country of origin inquiry, due diligence was conducted for 2023. These due diligence efforts are discussed later in this Conflict Minerals Report.
Conclusion Statement
Based on our due diligence efforts, none of the necessary 3TG contained in our in-scope products were determined to directly or indirectly finance or benefit armed groups in the Conflict Affected Region. However, Embecta did not conclude that any of our products were “DRC conflict free.” The terms “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.
Due Diligence Program
Design Framework
The due diligence measures relating to 3TG were designed to conform with the criteria set forth in the OECD Guidance, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition).
Selected Elements of Due Diligence Program
The OECD Guidance has established a framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of the program are discussed below. However, these are not all the elements of the program to ensure that the 3TG contained in our products are responsibly sourced.
Conflict Minerals Team
We have a Conflict Minerals Steering Team (the “Steering Team”) responsible for overseeing compliance. The Steering Team engages with functional leadership around progress and collaborating with necessary third-party resources. The Steering Team consists of representatives from compliance, sustainability, and procurement.
Internal and External Communication of Conflict Minerals Program and Training
Applicable suppliers and subcontractors are provided with information on the Conflict Minerals Rule, our commitment to compliance with the Rule and/or our sourcing expectations. This is done in writing, through meetings and other live communications and/or through contractual requirements.

1 Covered Country is the Conflict Affected Region.
2 See Appendix A for definitions.

Embecta utilized a third party who is a member of the Responsible Minerals Initiative (“RMI”) to conduct due diligence.
Data Storage and Retention
We keep business records that relate to our Conflict Minerals program and maintain them for 5 years.
Contractual Compliance Requirements
Embecta’s Expectations for Suppliers, which contains our supplier compliance requirements relating to many different subject areas, requires suppliers to provide information to support our compliance efforts under the Conflict Minerals Rule.
Grievance Mechanisms
We have grievance mechanisms for employees, suppliers, and other interested parties to report alleged violations related to Conflict Minerals and other related policies and we publicly communicate our grievance mechanisms. Any grievances received are communicated to the Steering Team. Associates, suppliers, and other interested parties can report actions inconsistent with the Expectations for Suppliers through our Global Ethics Help Line, the number of which is 1-833-600-1032. Under our internal procedures, all such calls will be investigated.
Collection, Assessment, and Internal Reporting of Supply Chain Information
Suppliers that Embecta determines to be in-scope are requested to complete a Conflict Minerals Reporting Template (“CMRT”), which contains questions on the inclusion and source of 3TG in the materials they supplied to us and their compliance activities. For 2023, Embecta sent requests to 8 Suppliers to provide us with a completed CMRT. A follow-up by email or phone was sent to the Suppliers that did not provide a response within a specified time frame. If the Supplier still did not respond to the request or refused to respond, this information was forwarded to Global Procurement or local buyers at manufacturing plants to assist as part of an escalation process.
Upon receipt of a CMRT from a Supplier, the response was processed through a Supplier Response Analysis process. The completed responses received from the Suppliers was reviewed against “red flags” criteria and for errors and inaccuracies. Additionally, submitted CMRTs were reviewed for certain errors and inaccuracies and a follow-up with these Suppliers was conducted, if applicable.
Smelters and refiners identified to us by the Suppliers were reviewed against those contained on the Smelter Look-up tab of the CMRT and the RMI smelter database, which includes information published by RMI, the Responsible Jewelry Council and the London Bullion Market Association.
To the extent that a completed response identified a smelter or refiner, that information was also reviewed against the lists of conformant and active (or the equivalent) smelters and refiners published by the RMI as of March 29, 2024. To the extent that a smelter or refiner identified by a Supplier was not listed as conformant or the equivalent by the RMI, publicly available information was consulted to attempt to determine whether the smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the Conflict Affected Region. See “Reasonable Country of Origin Inquiry; Smelter and Refiner and Country of Origin Information” and Appendix A for further information on the smelters and refiners identified by the Suppliers.
Based on the information furnished by the Suppliers and other information known to us, the risk of adverse impacts was assessed. The findings of the supply chain risk assessment was reported to the Steering Team.
Any non-compliances with our expectations for Suppliers or findings with higher levels of risk are prioritized for appropriate action, determined on a case-by-case basis. These actions may include additional information gathering and risk assessment, direct engagement with suppliers to agree mitigation plans, or monitoring.

Carry out Independent Third-party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
In connection with due diligence, we utilize and rely on information made available by the RMI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is conformant was utilized.
Report on Supply Chain Due Diligence
We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these documents available on our website.
Product Information
In-scope products for 2023 included a range of insulin delivery devices (e.g. syringes and pen-needles). Not all of the products in each of these categories were in-scope for purposes of our compliance (i.e., not all of our products in these categories contain necessary 3TG or were manufactured or contracted to be manufactured by us).
For 2023, at least a portion of the smelters and refiners and countries of origin of the necessary 3TG contained in each of our in-scope products was undeterminable. Identified smelters and refiners and country of origin information are described under “Reasonable Country of Origin Inquiry; Smelter and Refiner and Country of Origin Information” and on Appendix A.

Appendix A

In connection with the reasonable country of origin inquiry and due diligence, as applicable, the Suppliers identified to us the smelters and refiners listed below, sorted by mineral and risk level, as potentially having processed the necessary 3TG contained in our in-scope products in 2023.

Number	Metal	Processor	Country of location	Status
1	Gold	Asahi Refining Canada Ltd.	CANADA	Conformant
2	Gold	CCR Refinery - Glencore Canada Corporation	CANADA	Conformant
3	Gold	Heraeus Metals Hong Kong Ltd.	CHINA	Conformant
4	Gold	Kennecott Utah Copper LLC	UNITED STATES OF AMERICA	Conformant
5	Gold	Metalor Technologies (Hong Kong) Ltd.	CHINA	Conformant
6	Gold	Metalor Technologies (Singapore) Pte., Ltd.	SINGAPORE	Conformant
7	Gold	Metalor Technologies (Suzhou) Ltd.	CHINA	Conformant
8	Gold	Metalor Technologies S.A.	SWITZERLAND	Conformant
9	Gold	Metalor USA Refining Corporation	UNITED STATES OF AMERICA	Conformant
10	Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	MEXICO	Conformant
11	Gold	Royal Canadian Mint	CANADA	Conformant
12	Gold	Umicore S.A. Business Unit Precious Metals Refining	BELGIUM	Conformant
13	Gold	United Precious Metal Refining, Inc.	UNITED STATES OF AMERICA	Conformant
14	Tin	Aurubis Beerse	BELGIUM	Conformant
15	Tin	China Tin Group Co., Ltd.	CHINA	Conformant
16	Tin	EM Vinto	BOLIVIA (PLURINATIONAL STATE OF)	Conformant
17	Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	Conformant
18	Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	Conformant
19	Tin	Mineracao Taboca S.A.	BRAZIL	Conformant
20	Tin	Minsur	PERU	Conformant
21	Tin	Operaciones Metalurgicas S.A.	BOLIVIA (PLURINATIONAL STATE OF)	Conformant
22	Tin	PT Mitra Stania Prima	INDONESIA	Conformant
23	Tin	PT Timah Tbk Kundur	INDONESIA	Conformant
24	Tin	PT Timah Tbk Mentok	INDONESIA	Conformant
25	Tin	Thaisarco	THAILAND	Conformant
26	Tin	White Solder Metalurgia e Mineracao Ltda.	BRAZIL	Conformant

Capitalized terms used and not otherwise defined in this Appendix have the meanings indicated in our Conflict Minerals Report.

Smelters and Refiners
In connection with the reasonable country of origin inquiry and due diligence, as applicable, the Suppliers identified to us the smelters and refiners listed in Appendix A, sorted by mineral and risk level, as potentially having processed the necessary 3TG contained in our in-scope products in 2023.
We note the following in connection with the information in Appendix A:
(a)The smelters and refiners listed in the table were identified by the Suppliers as being part of our 2023 supply chain. Some of the Suppliers may have reported smelters and refiners that were not in our supply chain (i) since they reported at a “company level,” meaning that they reported to us the 3TG contained in all of their products, not just the products that they sold to us, or (ii) due to over-inclusiveness in the information received from their suppliers. In addition, the smelters and refiners reflected above may not be all of the smelters and refiners in our 2023 supply chain, since many of the Suppliers were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in our in-scope products and because not all of the Suppliers responded to inquiries.
(b)All information in the table is as of April 23, 2024.
(c)“Conformant” means that the smelter or refiner has successfully completed an assessment against the applicable RMI Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included smelters and refiners were not necessarily Conformant for all or part of 2023 and may not continue to be Conformant for any future period.
(d) “Active” means that the smelter or refiner has committed to undergo an RMAP assessment, completed the relevant documents, and scheduled the on-site assessment. These may be in the pre-assessment, assessment, or corrective-action phases of the assessment.
(e)“On Smelter Look-up Tab Only” means the smelter or refiner is not listed as “Conformant” or “Active.” The table only includes entities that were listed as smelters or refiners by the RMI on the Conflict Minerals Reporting Template.
(f)The compliance status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by us.
(g)Country location is the location of the smelter or refiner.
Country of Origin Information
The countries of origin of the newly-mined 3TG processed by the Conformant smelters and refiners listed above may have included countries in each of the categories listed below, as well as other countries. The specific countries of origin of the 3TG in our products was undeterminable. Accordingly, the 3TG in our products may not have originated in a particular country listed below.
The countries below are sorted by risk level. See “Reasonable Country of Origin Inquiry; Smelter and Refiner and Country of Origin Information” for additional origin information.
Known Countries from which Conformant Gold Refiners Source:
Countries that are not identified as conflict regions or plausible areas of smuggling or export of from these regions of 3TG or which are identified as low risk: Benin, Brazil, Canada, Chile, Ghana, Guinea, Guyana, Papua New Guinea, Peru, the Philippines, South Africa, Korea (Republic of), Sweden, and Uzbekistan.
Countries identified by smelters and refiners as Conflict-Affected and High-Risk: Bolivia (Plurinational State of), Brazil, Colombia, Ghana, Guinea, Nicaragua, Niger, Peru, Tanzania, and Zimbabwe.

Known Countries from which Conformant Tin Smelters Source:
Countries that are not identified as conflict regions or plausible areas of smuggling or export of from these regions of 3TG or which are identified as low risk: Australia, Bolivia, Brazil, China, Indonesia, Laos, Malaysia, Mongolia, Myanmar, Peru, Russia, Spain, United Kingdom, and Vietnam.
Countries identified by smelters and refiners as high risk: Bolivia, Brazil, Burundi, the Democratic Republic of the Congo, Indonesia, Myanmar, Nigeria, Rwanda, Tanzania, and Thailand.
The Conflict Affected Region: Burundi, Rwanda, Tanzania, and the Democratic Republic of the Congo.